

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2024

Hok C Chan
Chief Executive Officer
Toppoint Holdings Inc.
1250 Kenas Road
North Wales, PA 19454

> **Re: Toppoint Holdings Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 5, 2024**
> **CIK No. 0001960847**

Dear Hok C Chan:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your disclosure that you have "risen to become integral in the New Jersey and Pennsylvania regional trucking market for waste paper and metal." Please revise to explain what you mean by your statement that you are "integral" to the regional trucking market.

2. We note your disclosure that you "continue to expand [y]our footprints domestically and internationally." Please revise to clarify whether you currently have any international operations.

3.   We note your reference on page 1 and elsewhere to "[y]our drivers." Please revise to clarify the nature of your relationship with such drivers, such as whether such drivers are your employees, or whether they provide services to you under other arrangements. In that regard, we note your disclosure on page 13 regarding "[y]our independent contractor drivers." In addition, please describe the material terms of your agreements with the drivers.

4.   We note your reference on page 1 to "[y]our growing fleet." Please revise to clarify the nature of your contractual rights to the use of such trucks. For example, it is not clear whether you own or lease such trucks, or whether your operations rely on the use of such trucks through independent contractors.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 34</u>

5.   We note your discussion under the heading 'Our Competitive Strengths' on page 43, you use proprietary analytics systems to measure performance of revenue growth, revenue per client, profit margin, client retention rate, warehouse costs, employee turnover and accountability key performance indicator outperformance. Your corporate website also discloses the transport of nearly 450,000 tons of paper and recycled carboard annually. If these metrics are used by management to manage the business, and promote an understanding of the company's operating performance, they should be identified as key performance indicators and discussed pursuant to Item 303(a) or Regulation S-K and Section III.B.1 of SEC Release No. 33-8350. Please tell us your consideration of disclosing these metrics, or other key performance indicators used.

6.   On page 46 you disclose that you received approximately 20% to 40% of gross profits earned per load under the brokerage services model. Please tell us how the remaining gross profits you earn are generated. If these gross profits are attributable to other business service models and there are differences between profitability levels, tell us how you considered the need for your discussion to subdivide business service models on the basis they may be necessary to an understanding of your consolidated business. See Item 303(b) of Regulation S-K.

7.   Given you do not present gross profit or gross profit margin in your financial statements or that the changes in this measure are not separately discussed in MD&A, please expand management's discussion to explain how you define gross profit, gross profit margin, and its components, why you believe your use of this measure is useful, and why it is meaningful to an investor and users of your financial statements.

8. We note disclosures at page 34 describe that the COVID-19 pandemic adversely affected your business when COVID-19 lockdown policies limited access to Asian markets, creating a reduced demand for recycled paper, metal, and other commodities transported for export and recycling. Expand your disclosures to clarify the financial periods during which your operations were adversely impacted. To the extent possible please quantify the impact this event had on your business, if such effects impacted the financial periods presented in your filing.

Liquidity and Capital Resources, page 35

9. Please expand your discussion to analyze the material cash requirements and the applicable relevant time periods for all known contractual and other obligations. We refer you to Item 303(b)(1) of Regulation S-K.

Corporate History and Structure, page 38

10. We note your disclosure that on the date of incorporation, you issued shares of common stock to four investors, and on the same date, those investors entered into a voting agreement with your founder and Chief Executive Officer. If any such investor is a related person under Item 404 of Regulation S-K, please provide the information required by such item.

Business, page 43

11. Please provide any material information regarding the lease-purchase program that you reference on page 13.

Our Technology, page 46

12. We note you have developed a proprietary dispatch system that records, analyzes and displays every aspect of each shipment. To the extent material, please revise your disclosure to describe any patents, trademarks, licenses, franchises, and concessions held. See Item 101(h)(4)(vii) of Regulation S-K.

Executive Compensation, page 56

13. We note your disclosure that the company entered into a Services Agreement with 4 John Trucking, a corporation controlled by John Feliciano III, your Chief Financial Officer and a director, pursuant to which 4 John Trucking provided certain administrative and operational services to you, in consideration of 750,000 shares of common stock on January 1, 2024. We also note your disclosure on page 60 regarding consulting fees paid to 4 John Trucking for the years ended December 31, 2023 and 2022. If the purpose of such transactions is to furnish compensation to Mr. Feliciano as a named executive officer or director, please disclose such compensation under Item 402 of Regulation S-K. Refer to Item 402(m)(1) of Regulation S-K.

Consolidated Balance Sheet, page F-3

14. State on the face of the balance sheet the number of preferred shares authorized, issued and outstanding. See Rule 5-02.28 of Regulation S-X.

Consolidated Statement of Operations, page F-4

15. Expand your footnotes to address the nature and types of costs classified within the costs of revenue line item, such as purchased transportation services, etc. and disclose your accounting policy for those costs. We refer you to Rule 5-03(b)2 of Regulation S-X and ASC 235-10-50-1.

16. Expand your footnotes to describe the nature and sources of other income. We note the forgiveness of the PPP Loan as discussed in Note 4 accounts for $29,075 of the $62,899 total other income balance. Refer to Rule 5-03(b)7 of Regulation S-X.

Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-8

17. Please explain why your recognition of revenue at a point in time rather than over time is appropriate. As part of your response, tell us how you considered the guidance in ASC 606-10-25-27, ASC 606-10-55-5 and 55-6 in determining your accounting treatment. To the extent you determine that your performance obligation is satisfied over time, expand to disclose the requirements of ASC 606-10-50-12 to 15.

18. You disclose that you recognize revenue in the gross amount. Please expand your disclosure to explain how you determined gross reporting of freight transportation services provided by independent contractors is appropriate pursuant to the principal versus agent guidance at ASC 606-10-25-25 and 606-10-55-36 through 40. Specifically address how you considered the definition of control and how you are directing independent contractors.

19. Your disclosures on page 45 describe the brokerage services you provide as a method to assist drivers to convert into owner-operators. The brokerage service concept appears to differ from the transportation services you provide for other commodities, specifically the other verticals identified on page 42. Expand your footnote to discuss how revenues are earned and accounted for under these brokerage services, with reference to applicable accounting guidance.

20. Please expand your disclosures to clarify how "broker" is considered a type of commodity under your disaggregation of revenue on page F-8. Furthermore, we note no revenues were derived from brokerage services during fiscal year 2022. However, you have disclosed on page 46 that certain amounts of gross profits have been earned under the brokerage model. Expand your disclosures to explain these conflicting statements.

Notes to Consolidated Financial Statements
Note 7 - Income Taxes, page F-12

21. Please provide disclosure to address the nature of the opening balance sheet adjustment of 4.15% to the statutory rate in the reconciliation to the effective income tax rate.

Exhibits

22. Please file as an exhibit a list of all subsidiaries of the registrant. See Item 601(b)(21) of Regulation S-K.

General

23. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Louis Bevilacqua